EXHIBIT 99.6

American Lithium Completes Merger with Plateau

VANCOUVER, British Columbia and TORONTO, May 11, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSXV:LI | OTCQB:LIACF | Frankfurt:5LA1) and Plateau Energy Metals Inc. (“Plateau”) (TSXV:PLU | OTCQB:PLUUF) are pleased to announce the completion of the acquisition by American Lithium of all of the issued and outstanding common shares of Plateau (“Plateau Shares”) by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Arrangement”). The Arrangement became effective as of 12:01 a.m. (Toronto time) on May 11, 2021 (the “Effective Time”), resulting in Plateau becoming a wholly-owned subsidiary of American Lithium.

Highlights

  Merger combines two of the largest lithium development projects globally
  Optionality provided by large-scale, advanced uranium project with robust economics
  Geographic & geological diversity in mining friendly jurisdictions
  Go forward management and board combines deep technical expertise with global capital markets reach and a track-record of creating value for shareholders
  Merger creates a leading, Americas focused developer of energy metals at a time when securing a sustainable supply of Critical Minerals is a global priority
  Strong working capital with approx. $19 million in cash on closing

Simon Clarke, Chief Executive Officer & Director of American Lithium stated, “We are thrilled to complete this acquisition of Plateau, which significantly increases our portfolio of assets and expands our range of opportunities in the Americas. I would like to take this time to welcome our new colleagues from Plateau, who bring a highly complimentary skill set. Not only is this important for the continued development of the Plateau assets but also their success in producing battery grade lithium at Falchani will be directly relevant as we focus on that milestone at TLC.”

Dr. Laurence Stefan, Interim CEO & Director of Plateau stated, “The merger of Plateau and American Lithium combines two major undeveloped lithium assets and creates a development stage company with one of the largest combined lithium resources globally. The combination also secures the financial strength, capital markets expertise and shareholder support required for us to step up the development of all of our assets and build on the last decade of work undertaken, and milestones achieved, in Peru. We continue to believe that our success will position Peru as a major supplier of energy metals.”

Completion of the Arrangement

Under the terms of the Arrangement, among other things, each holder of Plateau Shares is entitled to receive 0.29 of a common share of American Lithium (each whole share an “American Lithium Share”) and 0.145 of a common share purchase warrant of American Lithium (each whole warrant an “Exchange Warrant”) for each Plateau Share held immediately prior to Effective Time (the “Exchange Ratio”). Each whole Exchange Warrant will entitle the holder to acquire one American Lithium Share at a price of $3.00 until May 11, 2024. American Lithium will use commercially reasonable efforts to list the Exchange Warrants as soon as practicable following closing of the Transaction.

Each existing Plateau Share purchase warrant will, upon the exercise thereof on or after the Effective Time in accordance with its terms, entitle the holder to acquire 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant for each Plateau Share the warrant holder would have been entitled to acquire prior to the closing of the Arrangement. Existing Plateau stock options will be exchanged for an option to acquire from American Lithium the number of American Lithium Shares equal to the product of: (A) the number of Plateau Shares subject to such Plateau stock option immediately prior to the effective date of the Arrangement, multiplied by (B) 0.29 of an American Lithium Share for each Plateau Share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to the Effective Time and was exchanged for one Plateau Share, and the holders thereof participated in the Arrangement as Plateau shareholders. Pursuant to the Arrangement, American Lithium acquired 127,213,511 Plateau Shares, representing 100% of the outstanding Plateau Shares.

American Lithium intends to delist the Plateau Shares from the TSX Venture Exchange as soon as practicable. American Lithium also intends to cause Plateau to apply to the relevant securities regulators for Plateau to cease to be a reporting issuer.

In connection with the Arrangement, Plateau issued to Bedrock Capital Corporation a finder’s fee equal to $600,625 payable in cash and 2,666,666 Plateau Shares and the Company issued to Axemen Resource Capital Ltd. (“Axemen”) a finder’s fee equal to $200,000 payable in cash and 867,882 American Lithium Shares.  The American Lithium Shares issued to Axemen will be subject to a four month hold from the applicable date of issuance. The finder’s fees are subject to the final approval of the TSX Venture Exchange.

Go Forward Management / Board of Directors

As recently announced, Simon Clarke will be the Chief Executive Officer and a director of the Company going forward. Andrew Bowering will move from his current role as Chief Financial Officer and director to be Chairman of the Company. Michael Kobler will step down from the board of directors of American Lithium but will remain with the Company as General Manager of the US Operations. G.A.(Ben) Binninger remains an independent director and Graham Ballachey remains as VP Engineering.

From the Plateau side, Dr. Laurence Stefan will join the Company as President, Chief Operating Officer and director. Philip Gibbs will become the Chief Financial Officer and Ted O’Connor will join the board of directors and will also be Technical Advisor and Qualified Person for the Company’s projects.

Dr. Stefan, the founder of Plateau Energy Metals (formerly Macusani Yellowcake) has over 30 years of experience in the mining industry (exploration, development, mining, processing and marketing), serving as Managing Director in Peru since 2007. Dr. Stefan previously worked at Gold Fields of South Africa and JCI (Pty) Ltd. where he was involved in the beneficiation of a wide variety of solid metal/non-metal commodities. He has vast experience covering over 100 projects on 6 continents and led the discovery team for the Falchani lithium project.

Philip Gibbs, the current Chief Financial Officer of Plateau, has extensive experience with listed mining and mineral exploration companies operating in Africa and South America. Mr. Gibbs also serves as Chief Financial Officer of Cobalt BlockChain Inc. and Asante Gold Corporation.

Ted O’Connor, P.Geo, MSc. is a professional geoscientist with over 30 years of experience in the exploration industry and has been involved with Macusani Yellowcake and Plateau since shortly after inception. Previously, as Director of Corporate Development for Cameco, Ted was responsible for evaluating, directing and exploring for uranium deposits worldwide. He has successfully led new project generation from early exploration through discovery on multiple uranium projects and was also part of the discovery team for the Falchani project.

Information for Former Plateau Shareholders

In order to receive the American Lithium Shares and Exchange Warrants in exchange for Plateau Shares, Plateau shareholders who hold their Plateau Shares in physical certificates or DRS Statements, must complete, sign, date and return the letter of transmittal that was mailed to each Plateau shareholder with the meeting materials in April 2021. The letter of transmittal is also available under Plateau’s profile on SEDAR at www.sedar.com. Plateau Shares held in a trading account will update automatically to reflect the receipt of the American Lithium Shares and the Exchange Warrants, generally within two weeks of the Effective Date. For those shareholders of Plateau whose Plateau Shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Plateau Shares and should follow the instructions of such intermediary or nominee.

As previously disclosed in Plateau’s management information circular dated March 31, 2021 (the “Circular”), a Plateau Shareholder wishing to file a tax election under section 85 of the Income Tax Act (Canada) should consult its tax advisor.  The deadline for submission of the tax election form to American Lithium is August 9, 2021.  All eligible holders who wish to make a Section 85 election should give their immediate attention to this matter, and in particular should consult their tax advisors without delay.

Additional Information

For further details of the Arrangement, please see the arrangement agreement dated February 9, 2021, and Plateau’s management information circular dated March 31, 2021, each of which is available under Plateau’s profile on SEDAR at www.sedar.com

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United State Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About American Lithium
American Lithium (TSXV:LI | OTCQB:LIACF | Frankfurt:5LA1) is actively engaged in the acquisition, exploration and development of lithium deposits within mining-friendly jurisdictions throughout the Americas. The company is currently exploring and developing the TLC lithium project located in the highly prospective Esmeralda lithium district in Nevada. TLC is close to infrastructure, 3.5 hours south of the Tesla Gigafactory, and in the same basinal environment as Albemarle’s Silver Peak lithium mine, and several advancing deposits and resources, including Ioneer Ltd.’s (formerly Global Geoscience) Rhyolite Ridge and Cypress Development Corp.’s Clayton Valley Project.

Please watch our corporate video at https://www.americanlithiumcorp.com and review our informative short project update videos and related background information at https://www.americanlithiumcorp.com/projects/tlc-nevada/

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com. Follow us on Facebook, Twitter and LinkedIn.

About Plateau Energy Metals
Plateau Energy Metals Inc., a Canadian exploration and development company, is enabling the new energy paradigm through exploring and developing its Falchani lithium project and Macusani uranium project in southeastern Peru, both of which are situated near significant infrastructure.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director
Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

On behalf of the Board of Directors of Plateau Energy Metals Inc.

“Dr. Laurence Stefan”

Director, President & Interim CEO

+1-416-628-9600
IR@PlateauEnergyMetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. These include statements regarding the intent of American Lithium and Plateau (the “Companies”), or the beliefs or current expectations of the officers and directors of the Companies post closing of the Transaction.  Forward-looking statements in this news release include, but are not limited to, statements regarding anticipated benefits of the Transaction, TLC, Falchani and Macusani Uranium (the “Projects”), listing of the Exchange Warrants and any statements regarding the business plans, expectations and objectives of the Companies.

Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although the Companies believe that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Companies can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Companies' ability to achieve their stated goals as a result of the Transaction; the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, the Companies or others to attempt to reduce the spread of COVID-19 could affect the Companies, which could have a material adverse impact on many aspects of the Companies’ businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact Plateau’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Companies’ potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of the Companies, including the status of the “Precautionary Measures” filed by Plateau’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by Plateau and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Companies operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of the Companies’ shares and could negatively affect the Companies’ ability to raise capital and may also result in additional and unknown risks or liabilities to the Companies. Other risks and uncertainties related to prospects, properties and business strategy of Plateau and American Lithium are identified, respectively, in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. Neither of the Companies undertakes any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Plateau Concessions

Thirty-two of Plateau’s 151 concession are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Plateau successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If Plateau does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.